UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Investcorp Europe Acquisition Corp. I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

Class B ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G4923T105**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	CUSIP number G4923T105 has been assigned to the Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the Class B ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4923T105	SCHEDULE 13G	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS Europe Acquisition Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS Investcorp European Acquisition Splitter Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS Investcorp Cayman Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS Investcorp S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) OO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS Investcorp Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 7 of 12 Pages

1		NAMES OF REPORTING PERSONS SIPCO Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 Class B ordinary shares(1)(2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 Class B ordinary shares(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 Class B ordinary shares(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A ordinary shares: 38.0%(3) Class B ordinary shares: 82.1%(4)
12		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Unless otherwise converted in accordance with the Issuer's Amended and Restated Memorandum and Articles of Association, as amended (the “Articles of Association”), Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis in accordance with the promote schedule as described in the Issuer's registration statement on Form S-1 (File No. 333-261301), subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) In accordance with the Articles of Association, on January 2, 2024 the Reporting Person voluntarily converted these Class B ordinary shares of the Issuer to Class A ordinary shares of the Issuer on a one-for-one basis. As of January 2, 2024, the Reporting Person held 7,079,499 Class A ordinary shares and 1 Class B ordinary share.

(3) This percentage is calculated based upon (a) 11,545,295 shares of Class A ordinary shares outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023 and (b) 7,079,500 shares of Class B ordinary shares held by the Reporting Person.

(4) This percentage is calculated based upon 8,625,000 shares of Class B ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. G4923T105	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.

(a)     Name of Issuer:

Investcorp Europe Acquisition Corp. I

(b)    Address of Issuer’s Principal Executive Offices:

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102

Item 2.

(a)     Name of Person Filing:

Europe Acquisition Holdings Limited

Investcorp European Acquisition Splitter Limited

Investcorp Cayman Holdings Limited

Investcorp S.A.

Investcorp Holdings Limited

SIPCO Holdings Limited

(b)    Address of Principal Business Office or, if none, Residence:

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102

(c)     Citizenship:

Europe Acquisition Holdings Limited is a Cayman Islands exempted company.

Investcorp European Acquisition Splitter Limited is a Cayman Islands exempted company.

Investcorp Cayman Holdings Limited is a Cayman Islands exempted company.

Investcorp S.A. is a Cayman Islands exempted limited liability company.

Investcorp Holdings Limited is a Cayman Islands exempted company.

SIPCO Holdings Limited is a Cayman Islands exempted company.

(d)    Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

Class B ordinary shares, par value $0.0001 per share

(e)     CUSIP No.:

Class A ordinary shares: G4923T105

CUSIP No. G4923T105	SCHEDULE 13G	Page 9 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,079,500 Class B ordinary shares
(b)	Percent of class:
(i)	Class A ordinary shares: 38.0%
(ii)	Class B ordinary shares: 82.1%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 shares
(ii)	Shared power to vote or to direct the vote: 7,079,500 Class B ordinary shares
(iii)	Sole power to dispose or to direct the disposition: 0 shares
(iv)	Shared power to dispose or to direct the disposition: 7,079,500 Class B ordinary shares

As of December 7, 2023, Investcorp Europe Acquisition Corp. I (the “Issuer”) had 11,545,295 Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”), issued and outstanding, which represents the sum of: (i) 19,005,667 shares of Class A ordinary shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, less (ii) 7,460,372 shares of Class A ordinary shares that were redeemed as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2023. As of November 14, the Issuer had 8,625,000 Class B ordinary shares, $0.0001 par value (“Class B ordinary shares”), issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 14, 2023. As of December 7, 2023, the Issuer had a total of 20,170,295 ordinary shares outstanding. The Class B ordinary shares are convertible into Class A ordinary shares as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s prospectus filed on December 17, 2021.

Europe Acquisition Holdings Limited (the “Sponsor”) is the record holder of 7,079,500 Class B ordinary shares. On January 2, 2024, Sponsor voluntarily converted these Class B ordinary shares to Class A ordinary shares on a one-for-one basis. As of January 2, 2024, Sponsor held 7,079,499 Class A ordinary shares and 1 Class B ordinary share. Sponsor is directly controlled by Investcorp European Acquisition Splitter Limited (“Splitter”), which is directly controlled by Investcorp Cayman Holdings Limited (“ICHL”). Investcorp S.A. (“ISA”) directly controls ICHL. Investcorp Holdings Limited (“IHL”) directly controls ISA. SIPCO Holdings Limited (“SIPCO”) may be deemed to indirectly control IHL through its control of a majority of the voting interests in a company that indirectly controls a majority of the voting interests in IHL. As such, Splitter, ICHL, ISA, IHL and SIPCO may be deemed to have beneficial ownership over the number of Class B ordinary shares held directly by the Sponsor. Each of the Sponsor, Splitter, ICHL, ISA, IHL and SIPCO disclaims beneficial ownership therein beyond their pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

CUSIP No. G4923T105	SCHEDULE 13G	Page 10 of 12 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item	8. Identification and Classification of Members of the Group

Not Applicable.

Item	9. Notice of Dissolution of Group

Not Applicable.

Item	10. Certifications

Not Applicable.

CUSIP No. G4923T105	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Europe Acquisition Holdings Limited

	By:	/s/ Rohit Nanda
	Name:	Rohit Nanda
	Title:	Director

Investcorp European Acquisition Splitter Limited

	By:	/s/ Sadeq Habib
	Name:	Sadeq Habib
	Title:	Director

Investcorp Cayman Holdings Limited

	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Director of corporate director, Investcorp Corporate Services Limited

Investcorp S.A.

	By:	/s/ Jan Erik Back
	Name:	Jan Erik Back
	Title:	Director

Investcorp Holdings Limited

	By:	/s/ Jan Erik Back
	Name:	Jan Erik Back
	Title:	Authorized Signatory

SIPCO Holdings Limited

	By:	/s/ Jan Erik Back
	Name:	Jan Erik Back
	Title:	Director